Exhibit 99.1

10758 W. Centennial Rd. Suite 200 Littleton, CO 80127 Phone: 720.981.4588 Fax: 720.981.5643 www.ur-energy.com

Ur-Energy Progresses with Permitting of Lost Creek Project

Littleton, Colorado (Marketwire – August 29, 2011) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) is pleased to announce that the Wyoming Department of Environmental Quality (“WDEQ”) has reclassified a portion of the production aquifer within the Lost Creek permit area as Class V (Mineral Commercial).  The U.S. Environmental Protection Agency (“EPA”), in a letter dated August 23, 2011, formally agreed with WDEQ’s reclassification and in turn has issued an aquifer exemption pursuant to the requirements in 40 CFR section 146.4.  Both the WDEQ aquifer reclassification and the EPA aquifer exemption are required before injection into the uranium recovery wellfields can begin.  The aquifer reclassification and exemption area includes all of the commercially producible uranium mineralization currently known and included within the Nuclear Regulatory Commission License area (see August 17, 2011 release for more information).  This area encompasses all of the currently planned wellfields and will therefore not require changes in the foreseeable future.

EPA’s issuance of the aquifer exemption, in agreement with the WDEQ’s reclassification, means the only remaining WDEQ action required is the final approval and issuance of the Permit to Mine.  Mr. Steve Hatten, VP of Operations, stated, “We are very pleased that the WDEQ and EPA have accepted the scientific methodology presented by Lost Creek for defining the aquifer exemption.  This method will allow for the in situ recovery of uranium while protecting surrounding aquifers and ensuring compliance with the Safe Drinking Water Act.”

About Ur-Energy
Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production.  Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, Investor and Public Relations	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., receipt of remaining authorizations required for construction and operation of Lost Creek and related commencement of construction of the Lost Creek facility) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.